SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/000100

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly Held Company

NOTICE TO SHAREHOLDERS

Ambev S.A. (“Company”) informs its shareholders that, as Law No. 13,818/19 entered into force on 01.01.2022, which amended article 289 of Law No. 6,404/76, the mandatory publications of the Company (such as financial statements, notices, minutes, notices to shareholders), as of 01.01.2022, regardless of the period to which they refer to (financial year or quarter) are no longer published in official bodies, being carried out only in the “Valor Econômico” newspaper, a widely circulated newspaper already used by the Company in its disclosures to the market. The Company's Registration Form is already updated to reflect the new legal regime.

São Paulo, February 25th, 2022.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer